Exhibit 99.1

06 January 2016

Midatech Pharma PLC

(“Midatech”, the “Company” or the “Group”)

Pre-close Trading Update

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology and other therapeutic areas, today announces a trading update ahead of its full year results for the twelve months ended 31 December 2015.

Midatech continues to make good progress and, following the recent acquisitions of DARA BioSciences and Zuplenz, which provide the Group’s US commercial arm with four marketed oncology products, the Board expects revenue to be slightly ahead of expectations for the full year 2015.

Commenting on the trading update, Dr. Jim Phillips, CEO of Midatech Pharma, said: “Following the acquisition of DARA BioSciences and Zuplenz, and further licensing and supply agreements, 2015 has shown significant growth for Midatech, achieving the strategic objectives set out at the time of the IPO and accelerating the Company towards sustainable profitability. Our internal pipeline also continues to develop well, providing various long-term opportunities.”

“With an established commercial operation in the US, we expect to deliver strong revenue growth in 2016 at the higher end of current market expectations as we reinforce our position as an oncology-focussed specialty pharmaceutical company.”

Furthermore, Midatech has been selected by leading UK based oncologists at the Bristol Royal Infirmary to deliver a treatment for a compassionate use program for a rare paediatric brain tumour using its proprietary technology to deliver an active therapeutic agent to the site of the tumour. While this is a single program for a rare disease it brings forward the in human trials of the Midatech cancer therapeutic products very significantly and, if successful, could result in a fast tracked product to market where there is currently an unmet medical need.

The Group expects to publish its Preliminary Results for the year to 31 December 2015 in April 2016 and will hold an analyst presentation at that time.

- Ends -

For more information, please contact:

Midatech Pharma PLC

Jim Phillips, CEO

Tel: +44 (0)1235 841575

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Joint Broker)

Corporate Finance

Freddy Crossley / Adam James / Atholl Tweedie / Duncan Monteith

Broking

Tom Salvesen

Tel: +44 (0)20 7886 2500

RBC Europe Limited (Joint Broker)

Darrell Uden / Paul Tomasic / Rupert Walford / Thomas Stockman

Tel: +44 (0)207 653 4000

Consilium Strategic Communications (Financial PR)

Mary Jane Elliott / Ivar Milligan / Matthew Neal / Hendrik Thys

Tel: +44 (0)20 3709 5700

Email: midatech@consilium-comms.com

About Midatech Pharma PLC

Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a commercial platform and four marketed products in the US. Midatech’s strategy is to develop products in-house in oncology and with partners in other indications, and to accelerate growth organically and through strategic acquisitions. The Company’s R&D activities are supported by two breakthrough drug delivery technologies. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com